Suzuki Motor Corporation

Daihatsu Motor Co., Ltd.

Toyota Motor Corporation

Suzuki and Daihatsu Join Commercial Japan Partnership for

Dissemination of CASE Technologies in Mini-commercial Vehicles

Tokyo, Japan, July 21, 2021—Suzuki Motor Corporation (Suzuki) and Daihatsu Motor Co., Ltd. (Daihatsu) announced that they joined the Commercial Japan Partnership (CJP) commercial vehicle project today to accelerate their carbon neutrality initiatives in minivehicles through the dissemination of CASE technologies and services. As part of their participation in the project, Suzuki and Daihatsu are to each acquire 10 percent of issued shares of Commercial Japan Partnership Technologies, the joint venture for the CJP initiative, from Toyota Motor Corporation (Toyota).

Minivehicles, in which Suzuki and Daihatsu excel, account for about 31 million of the approximately 78 million vehicles owned in Japan and serve as an essential lifeline in the daily lives of people, especially in rural areas. Also, mini-commercial vehicles cover areas that are accessible to them because of their size and support last-mile logistics. Although minivehicles can play important roles in the realization of a carbon-neutral society and the spread of CASE technologies and services, in this era of profound transformation, there are many issues that minivehicle manufacturers are unable to solve on their own.

CJP was launched in April this year to accelerate societal implementation and dissemination of CASE technologies and services by combining the commercial business foundations cultivated by Isuzu Motors Limited (Isuzu) and Hino Motors Limited (Hino) with the CASE technologies of Toyota while helping address various challenges facing the transportation industry as well as contribute to the achievement of a carbon-neutral society.

Expanding CJP to include minivehicles with the participation of Suzuki and Daihatsu will enable the promotion of improved integrated logistics efficiency spanning from large trucks to mini-commercial vehicles. This new collaboration also aims to disseminate affordable advanced safety technologies and electrification for minivehicles via the leveraging of Suzuki and Daihatsu’s strength of high-quality, low-cost manufacturing and Toyota’s CASE technologies.

Main Aims of CJP Collaboration

1)

Improving logistics efficiency by building a connected-technology infrastructure that links the main arteries of logistics (truck logistics) with the capillaries of logistics (mini-commercial vehicles)

2)	Expanding from commercial vehicles to minivehicles the use of advanced safety technologies that contribute to safety and security

3)	Cooperating on the use of technologies for the electrification of affordable, high-quality minivehicles that can be sustainably disseminated

To fulfill the automotive industry’s mission of “improving people’s lives” and “leaving a better Japan and a better planet for the next generation”, the companies participating in CJP intend to continue to deepen areas of collaboration and openly consider coordination with other like-minded partners.

Outline of Commercial Japan Partnership Technologies (at the end of July 2021)

Name	Commercial Japan Partnership Technologies Corporation

Location	1-4-18 Koraku, Bunkyo-ku, Tokyo

Capitalization	10 million yen (Capital structure: Toyota 60 percent, Isuzu 10 percent, Hino 10 percent, Suzuki 10 percent, Daihatsu 10 percent)

Representative director	Hiroki Nakajima, president (President of Toyota Motor Corporation’s in-house CV Company)

Start of operations	April 1, 2021

Principal line of business	Planning CASE technologies and services for commercial vehicles

END